DRAFT

July 6, 2015

VIA EDGAR

Ms. Stephanie Hui
U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
100 F Street, N.E.
Washington, D.C.  20543

Re:	The Roxbury Funds (the "Trust" or "Registrant")
File Nos. 333-133691 and 811-21897

Dear Ms. Hui:

This letter responds to oral comments received from you on Thursday, June 25, 2015 regarding Post-Effective Amendment Number 18 to the Trust's Registration Statement on Form N-1A filed on May 22, 2015 (the "Post-Effective Amendment").  The Registrant filed the Post-Effective Amendment in connection with the proposed establishment of a new share class for the Hood River Small-Cap Growth Fund (the "Fund").

The Registrant understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the preliminary proxy statements.

1.	Comment:	Please create a class identifier in Edgar for the Investor Shares of the Fund.

Response:	The Registrant has created a class identifier for the Investor Shares of the Fund. The series identifier is S000012813 and the class identifier for Investor Shares is C000160233.

2.	Comment:	The fees and expenses table on page 1 of the prospectus indicates that the Fund's total annual operating expenses for Investor Shares are 1.74% including 0.01% in acquired fund fees and expenses. Footnote 3 to the fees and expenses table states that Hood River Capital Management LLC will waive a portion of its fees and reimburse certain expenses for the Fund to limit the total annual fund operating expenses (excluding taxes, extraordinary expenses, brokerage commissions, interest and acquired fund fees and expenses) to 1.34% for Investor Shares of the Fund. Since the expense limitation agreement excludes acquired fund fees and expenses, revise the "Fee Waivers/Reimbursements" line of the table to 0.39% and the "Total Annual Fund Operating Expenses After Fee Waivers/Expense Reimbursements" line to 1.35%.

Ms. Stephanie Hui
July 6, 2015

Response:	The Registrant responds by making the requested changes. The Registrant has revised the fees and expenses table as follows:

Shareholder Fees (fees paid directly from your investment):	Investor Shares
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None
Maximum deferred sales charge (load)	None
Maximum sales charge imposed on reinvested dividends (and other distributions)	None
Redemption fee (as a percentage of amounts redeemed within 60 days of purchase)	1.00%
Exchange fee (as a percentage of amounts exchanged within 60 days of purchase)	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	1.00%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses[1]	0.48%
Acquired Fund Fees and Expenses[2]	0.01%
Total Annual Fund Operating Expenses	1.74%
Fee Waivers/Expense Reimbursements[3]	0.39%
Total Annual Fund Operating Expenses After Fee Waivers/Expense Reimbursements[3]	1.35%

3.	Comment:	Revise the expense example on page 1 of the prospectus using a "Total Annual Fund Operating Expenses After Fee Waivers/Expense Reimbursements" figure of 1.35% for the period that the expense limitation agreement is in effect.

Response:	The Registrant responds by making the requested change. The Registrant has revised the expense example on page 1 as follows:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same (taking into account the contractual fee waiver/expense reimbursement through December 31, 2020).  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Ms. Stephanie Hui
July 6, 2015

Share Class	1 Year	3 Years	5 Years	10 Years
Investor Shares	$137	$428	$762	$1,889

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If you have any questions regarding these responses, please contact the undersigned at 414-287-9561.

Very truly yours,

GODFREY & KAHN, S.C.

Thomas A. Bausch

cc:	Working Group